                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                              MARKETWATCH.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas Wharton
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With Copies To:
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000


                                January 16, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570619106                   13D                      Page 2 of 8 Pages

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PEARSON PLC                           EIN:
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             ENGLAND & WALES
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
                 ---------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                  5,636,814
  OWNED BY       ---------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0
                 ---------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              5,636,814
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,636,814
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 570619106                   13D                      Page 3 of 8 Pages

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PEARSON INTERNATIONAL FINANCE LTD. (F/K/A SPINMERIT LTD.)
             EIN:
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             ENGLAND & WALES
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
                 ---------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                  5,636,814
  OWNED BY       ---------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0
                 ---------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              5,636,814
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,636,814
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

          This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MarketWatch.com, Inc., a Delaware Corporation (f/k/a NMP Inc.), ("Company" or "Issuer") with its principal executive office located at 825 Battery Street, San Francisco, CA 94111. The Issuer's Common Stock were acquired by the Reporting Persons as a result of the merger of MarketWatch Media Inc.(f/k/a MarketWatch.com Inc.) and Pinnacor Inc., a wholly-owned subsidiary of the Issuer on January 16, 2004 (the "Merger"), pursuant to which, among other things, each share of common stock of MarketWatch Media, Inc. was exchanged for one share of Common Stock of the Company.

     Item 2. Identity and Background

          This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"), and (ii) Pearson International Finance Ltd., a corporation organized under the laws of England & Wales and a wholly-owned direct subsidiary of Pearson ("PIFL") (collectively, the "Reporting Persons").

          Pearson is an international media company. PIFL is a wholly-owned subsidiary of Pearson.

          The executive officers and directors of Pearson and PIFL, as of May 1, 2004, are set forth on Schedules A and B attached hereto, containing the following information with respect to each such person:

          (a)  Name and Position;

          (b)  Residence or business address;

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, none of the Reporting Persons or any person named in any of Schedules A and B attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

          The Issuer's Common Stock were acquired by the Reporting Persons as a result of the merger of MarketWatch Media Inc.(f/k/a MarketWatch.com Inc.) and Pinnacor Inc., a wholly-owned subsidiary of the Issuer on January 16, 2004 (the "Merger"), pursuant to which, among other things, each share of common stock of MarketWatch Media, Inc. was exchanged for one share of Common Stock of the Company.

     Item 4. Purposes of Transactions

          Except set forth in Item 6 below, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Stock of the Issuer and may dispose of any and all Common Stock of the Issuer held by them.

          The information set forth under Item 6 below is incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer

          (a) and (b) PIFL is the beneficial owner of 5,636,814 shares, or approximately 22.5%, of the Issuer's issued and outstanding Common Stock (based on approximately 25,057,910 Common Stock as reported by the Issuer to be issued and outstanding as of May 31, 2004).

          Pearson, which is the parent company of PIFL, may be deemed also to beneficially own these shares of Common Stock indirectly as a result of its control relationship with PIFL. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by PIFL over the shares. Pearson disclaims beneficial ownership of the shares.

          (c)  None

          (d)  None

          (e)  None


     Item 6. Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

          Pursuant to an Agreement and Plan of Merger, dated as of July 22, 2003 and amended as of December 15, 2003 (the "Merger Agreement"), by and among the Company, MarketWatch Media, Inc. (f/k/a MarketWatch.com, Inc.) ("MarketWatch Media"), Pinnacor Inc. ("Pinnacor"), Maple Merger Sub, Inc. ("Maple Merger Sub") and Pine Merger Sub, Inc. ("Pine Merger Sub"), Maple Merger Sub merged with and into MarketWatch Media (the "MarketWatch Merger") and Pine Merger Sub merged with and into Pinnacor (the "Pinnacor Merger" and together with the MarketWatch Merger, the "Merger"). After the Merger, which closed on January 16, 2004, MarketWatch Media and Pinnacor became a wholly-owned subsidiary of the Issuer.

          In connection with the Merger, pursuant to the Voting and Waiver Agreement (the "Voting Agreement") , dated July 22, 2003 and amended as of December 15, 2003, by and among CBS Broadcasting Inc. ("CBSBI"), MarketWatch.com Inc., Pinnacor, Inc. and PIFL, the following agreements were assigned by MarketWatch.com Inc., to Issuer.

          o The First Amended and Restated Stockholders' Agreement, was entered into March 23, 2004 and deemed effective as of January 16, 2004, (the "Stockholders' Agreement"), by and among CBSBI, Pearson Overseas Holdings Limited ("POHL")(another subsidiary of Pearson from which PIFL has acquired the shares of the Issuer's Common Stock and as a result succeeded to the interests of POHL in this Stockholders' Agreement), MarketWatch.com, Inc. and NMP, Inc., and assigned to the Issuer as a result of the Merger. The amended and restated Stockholders' Agreement provides that CBSBI and PIFL each has the right to nominate a number of candidates to the Issuer's board of directors based upon the percentage of outstanding voting securities then held by CBSBI and PIFL and a mutual right of first refusal in the event that either party desires to sell any of the Issuer's securities held by it to a third party. In addition, each of CBSBI and PIFL has the right to purchase additional shares of the Common Stock if the Issuer proposes to issue additional securities. If a competitor of CBSBI directly or indirectly acquires more than 30% of the voting power of PIFL or substantially all of PIFL's assets at a time when PIFL beneficially owns at least 10% of the Issuer's outstanding Common Stock, CBSBI may within sixty days either purchase all of the Issuer's securities held by PIFL or require PIFL to place the securities in a trust, which would then dispose of the securities. At such time PIFL would forfeit its board representation in either event. The description of the First Amended and Restated Stockholders' Agreement is qualified in its entirety by reference to the First Amended and Restated Stockholders' Agreement, which is Exhibit 4 hereto, and is incorporated by reference herein.

          o The registration rights agreement (the "Registration Rights Agreement"), entered into in January 1999, by CBSBI, MarketWatch.com, Inc. and DBC, pursuant to which CBSBI has certain demand, piggyback and shelf registration rights. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is Exhibit 5 hereto, and is incorporated by reference herein.

          The description of the Voting Agreement is qualified in its entirety by reference to the Voting and Waiver Agreement and Amendment No. 1 to the Voting and Waiver Agreement, which are Exhibit 6 and Exhibit 7 hereto, and is incorporated by reference herein.

          Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Issuer.

     Item 7. Materials to Be Filed as Exhibits

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Agreement of Plan of Merger, dated as of July 22, 2003, by and among the Company, MarketWatch Media, Pinnacor, Maple Merger Sub and Pine Merger Sub (incorporated by reference to Exhibit 99.1, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on July 23, 2003).

Exhibit 3: Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 15, 2003, by and among the Issuer, MarketWatch Media, Pinnacor, Maple Merger Sub and Pine Merger Sub (incorporated by reference to Exhibit 99.1, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on December 15, 2003).

Exhibit 4: First Amended and Restated Stockholders' Agreement, dated as of March 23, 2004, effective January 16, 2004 by and among CBS Broadcasting Inc., Pearson Overseas Holdings Limited, MarketWatch.com, Inc. and NMP, Inc. (incorporated by reference to
               Exhibit 4.04, filed with MarketWatch.com Inc.'s Annual Report on Form 10-K (File No. 000-50562) on March 30, 2004).

Exhibit 5: Registration Rights Agreement, dated as of January 13, 1999, among MarketWatch.com, Inc.(now merged into a subsidiary of the Issuer), Data Broadcasting Corporation and CBS Broadcasting Inc.(incorporated by reference to Exhibit 4.02 filed with MarketWatch.com Inc.'s Annual Report on Form 10-K (File No. 000-25113) on March 31, 1999).

Exhibit 6: Voting and Waiver Agreement, dated July 22, 2003, by and among the Issuer, MarketWatch.com Inc., (now merged into a subsidiary of the Issuer), Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2, filed with MarketWatch Media's Report on Form 8-K (File No.000-25113) on July 23, 2003).

Exhibit 7: Amendment No.1 to the Voting and Waiver Agreement, dated December 15, 2003, by and among the Issuer, MarketWatch.com Inc., (now merged into a subsidiary of the Issuer), Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to
               Exhibit 99.2, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on December 15, 2003).

                                    SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2004


                                        Pearson plc


                                        By: /s/ Stephen Jones
                                            ------------------------------------
                                            Name:  Stephen A. Jones
                                            Title: Deputy Secretary



                                        Pearson International Finance Ltd.


                                        By: /s/ Stephen Jones
                                            ------------------------------------
                                            Name:  Stephen A. Jones
                                            Title: Secretary

                                  EXHIBIT INDEX

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Agreement of Plan of Merger, dated as of July 22, 2003, by and among the Company, MarketWatch Media, Pinnacor, Maple Merger Sub and Pine Merger Sub (incorporated by reference to Exhibit 99.1, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on July 23, 2003).

Exhibit 3: Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 15, 2003, by and among the Issuer, MarketWatch Media, Pinnacor, Maple Merger Sub and Pine Merger Sub (incorporated by reference to Exhibit 99.1, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on December 15, 2003).

Exhibit 4: First Amended and Restated Stockholders' Agreement, dated as of March 23, 2004, effective January 16, 2004 by and among CBS Broadcasting Inc., Pearson Overseas Holdings Limited, MarketWatch.com, Inc. and NMP, Inc. (incorporated by reference to
               Exhibit 4.04, filed with MarketWatch.com Inc.'s Annual Report on Form 10-K (File No. 000-50562) on March 30, 2004).

Exhibit 5: Registration Rights Agreement, dated as of January 13, 1999, among MarketWatch.com, Inc.(now merged into a subsidiary of the Issuer), Data Broadcasting Corporation and CBS Broadcasting Inc.(incorporated by reference to Exhibit 4.02 filed with MarketWatch.com Inc.'s Annual Report on Form 10-K (File No. 000-25113) on March 31, 1999).

Exhibit 6: Voting and Waiver Agreement, dated July 22, 2003, by and among the Issuer, MarketWatch.com Inc., (now merged into a subsidiary of the Issuer), Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2, filed with MarketWatch Media's Report on Form 8-K (File No.000-25113) on July 23, 2003).

Exhibit 7: Amendment No.1 to the Voting and Waiver Agreement, dated December 15, 2003, by and among the Issuer, MarketWatch.com Inc., (now merged into a subsidiary of the Issuer), Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to
               Exhibit 99.2, filed with MarketWatch Media's Report on Form 8-K (File No. 000-25113) on December 15, 2003).

                                   SCHEDULE A

      Name, position, business address and present principal occupation or employment of the directors and executive officers of

                                   PEARSON PLC

                                                                               Present Principal Occupation and
Name & Position                       Business Address(1)                      Address of Employment
----------------------------------    -------------------------------------    ----------------------------------------
Lord Stevenson                                                                 Chairman of Pearson plc
Chairman                                                                       80 Strand, London WC2R 0RL

Marjorie Scardino                                                              Chief Executive of Pearson plc
Chief Executive                                                                80 Strand, London WC2R 0RL

David Bell                                                                     Chairman of the FT Group
Director for People                                                            c/o Pearson plc
Chairman of FT Group                                                           80 Strand, London WC2R 0RL

Lord Burns                                                                     Member of the House of Lords
Non-Executive Director                                                         13 North Avenue, London W13 8AP

Patrick Cescau                                                                 Director of Unilever plc and NV
Non-Executive Director                                                         Unilever House, Blackfriars, P.O. Box 68
                                                                               London EC4P 4BQ

Rona Fairhead                                                                  Chief Financial Officer of Pearson plc
Chief Financial Officer                                                        80 Strand, London WC2R 0RL

Peter Jovanovich                                                               Chief Executive of Pearson Education
Chief Executive, Pearson Education                                             c/o Pearson plc
                                                                               80 Strand, London WC2R 0RL

John Makinson                                                                  Chairman of the Penguin Group
Chairman/Chief Executive,                                                      c/o Pearson plc
Penguin Group                                                                  80 Strand, London WC2R 0RL

Reuben Mark                                                                    Chairman and Chief Executive of
Non-Executive Director                                                         Colgate Palmolive Company
                                                                               300 Park Avenue, NY,NY 10022-7499

Vernon Sankey                                                                  Various directorships
Non-Executive Director                                                         Non-executive director of Pearson plc
                                                                               80 Strand, London WC2R 0RL

Rana Talwar                                                                    Various directorships
Non-Executive Director                                                         Non-executive director of Pearson plc
                                                                               80 Strand, London WC2R 0RL

------------
(1) The business address for each director and executive officer of Pearson plc is 80 Strand, London WC2R 0RL.

                                   SCHEDULE B

      Name, position, business address and present principal occupation or employment of the directors and executive officers of

                       PEARSON INTERNATIONAL FINANCE LTD.

                                                                               Present Principal Occupation and
Name & Position                       Business Address(1)                      Address of Employment
----------------------------------    -------------------------------------    ----------------------------------------
David H. Colville                                                              Chartered Accountant of Pearson plc
Director                                                                       80 Strand, London WC2R 0RL

Rona Fairhead                                                                  Chief Financial Officer of Pearson plc
Director                                                                       80 Strand, London WC2R 0RL

Alan Miller                                                                    Director of Purchasing for Pearson plc
Director                                                                       80 Strand, London WC2R 0RL

Stephen Jones                                                                  Deputy Secretary of Pearson plc
Secretary                                                                      80 Strand, London WC2R 0RL

------------
(1) The business address for each director and executive officer of Pearson International Finance Ltd. is 80 Strand, London WC2R 0RL.